Mail Stop 4561

October 23, 2008

Ms. Randi Swatt
Chief Executive Officer
Safe Technologies International, Inc.
123 NW 13 Street, Suite 30408
Boca Raton, FL 33432

   Re: Safe Technologies International, Inc.
     Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
     File No. 000-17746

Dear Ms. Swatt:

  We have completed our review of your Form 10-KSB and amendments and have no further comments at this time on the specific issues raised.

       Sincerely,

       Christine Davis
       Assistant Chief Accountant

cc: Gerald W. Gritter, Esq.
   Redgrave & Rosenthal LLP
   Via Facsimile at 561-391-9944